UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: November 13, 2006

CAMTEK LTD. ANNOUNCES RESULTS FOR THIRD QUARTER OF 2006

Revenues $26.3 Million; Gross Profit $14 million; Net Income $4.2 million

Reaffirming 2006 Revenue Guidance

MIGDAL HAEMEK, Israel, November 9, 2006 - Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced financial results for the third quarter ended September 30, 2006.

Revenues for the third quarter of 2006 were $26.3 million, 48% above $17.7 million in the third quarter of 2005, and sequentially 6% below the $27.9 million reported in the second quarter of 2006.

Gross profit margin for the third quarter of 2006 was 53.2%, compared to 48.5% for the third quarter of 2005, and 54.6% for the second quarter of 2006.

The Company reported third quarter net income of $4.2 million, or $0.13 per diluted share, compared to a net income of $1.5 million, or $0.06 per diluted share, in the third quarter of last year, and $5.2 million, or $0.17 per diluted share, in the second quarter of 2006.

“We are excited about our further progress toward achieving our revenue goal for this year,” commented Rafi Amit, Camtek’s CEO. “This quarter’s results reaffirm that we are well poised to achieve that ambitious target. Based on our current view of our markets, we expect revenues in the next quarter to come within 5% of the third quarter revenue level, bringing Camtek’s expected annual growth to 65%-70% over 2005 revenues. Furthermore, we have supported the expansion of our organization without sacrificing our profitability.”

Mr. Amit continued, “Sales of Falcon, our wafer inspection systems for the semiconductor manufacturing and packaging industries, continued to be strong, with repeat orders from key customers and multiple orders from Asian facilities. We also added new strategic customers such as Samsung Electro Mechanics of Korea. We believe that the same factors that catapulted the Falcon sales in the past two years will continue to drive it ahead in the foreseeable future. To maintain and expand our competitive edge, we enhanced the Falcon’s 3D capabilities, advancing our leadership position in the bumped wafer 3D metrology market. We also augmented the Falcon’s compatibility with factory automation environment with the successful implementation of the SECS/GEM communication protocols, which opens the door to new customers.”

“In the PCB and HDI-S inspection arena, we are planning to launch several new products in the coming months. These new products approach new segments and maintain our technology leadership position. One new Pegasus model is currently undergoing customers’ evaluations with promising results. We anticipate the contribution of these products to our revenues in the coming quarters,” concluded Mr. Amit.

– more –

Camtek will hold a conference call today, Thursday November 9, 2006 at 9:00 a.m. EST (for other time zones see below). Rafi Amit, Chief Executive Officer, Ronit Dulberg, Chief Financial Officer, and Yuval Attias, Director of finance, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call.

US:	1 866 527 8676	at 9:00 a.m. EST
UK:	0 800 917 4613	at 2:00 p.m. UK time
Israel:	03 918 0694	at 4:00 p.m. Israel time
International:	+972 3 918 0694

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

About Camtek Ltd.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the Securities and Exchange Commission.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-54-905-0776	Fax: +972 544 246720	kenny@gkir.com
ronitd@camtek.co.il		ehud@gkir.com

CAMTEK LTD.
Consolidated Balance Sheets
(in thousands, except share data)

	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	27,249	8,714
Marketable securities	2,100	2,101
Accounts receivable, net	31,508	26,412
Inventories	39,336	24,942
Due from affiliates	-	290
Other current assets	4,276	2,817

Total current assets	104,469	65,276

Fixed assets, net	10,432	9,963

Intangible assets, net	30	-

Total assets	114,931	75,239

LIABILITIES

CURRENT LIABILITIES
Accounts payable -trade	14,740	8,678
Due to affiliates	433	-
Other current liabilities	12,500	8,721

Total current liabilities	27,673	17,399

Convertible loan	5,000	5,000
Accrued severance pay, net of amounts funded	222	222

Total liabilities	32,895	22,621

SHAREHOLDERS' EQUITY

Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,095,516 in 2005 and 31,023,214 in 2006, outstanding
27,083,897 in 2005 and 30,011,595 in 2006	131	125
Additional paid-in capital	59,084	43,732
Deferred stock-based compensation	-	(221)
Accumulated other comprehensive income (loss)
Unrealized income (loss) on marketable securities	9	(2)
Retained earnings	23,805	9,977
Treasury stock, at cost (1,011,619 shares in 2005 and 2006)	(993)	(993)

	82,036	52,618

Total liabilities and shareholders' equity	114,931	75,239

CAMTEK LTD.
Consolidated Statements of Operations
(in thousands, except share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2006	2005	2006	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	79,049	43,649	26,293	17,737	63,032
Cost of revenues	36,776	22,999	12,299	9,190	32,781

Gross Profit	42,273	20,650	13,994	8,547	30,251

Research and development costs	8,169	6,188	3,275	2,326	8,469
Selling, general and administrative expenses	19,730	13,527	6,207	4,708	18,760

Total operating expenses	27,899	19,715	9,482	7,034	27,229

Operating income	14,374	935	4,512	1,513	3,022

Financial and other income (expenses), net	(172)	(292)	(198)	16	(320)

Income before income taxes	14,202	643	4,314	1,529	2,702
Provision for income taxes	374	-	104	-	-

Net income	13,828	643	4,210	1,529	2,702

Net income per ordinary share:

Basic	0.48	0.02	0.14	0.06	0.10

Diluted	0.46	0.02	0.13	0.06	0.10

Weighted average number of ordinary shares
outstanding:

Basic	28,823	27,218	30,111	27,253	27,253

Diluted	30,200	27,578	31,327	27,503	27,586